Filed by Amedisys, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

AMEDISYS ANNOUNCES RECEIPT OF UNSOLICITED PROPOSAL FROM OPTUM

Amedisys Board Determines Optum Proposal Could Reasonably be Expected

to Result in a Superior Proposal

Amedisys Engaging in Discussions with Optum

BATON ROUGE, La., June 5, 2023 – Amedisys, Inc. (“Amedisys” or the “Company”) (NASDAQ: AMED) today announced that on May 26, 2023, the Company received an unsolicited proposal from Optum, a diversified health services company, to acquire all of the outstanding shares of Amedisys’ common stock in an all-cash transaction for $100 per share.

As announced on May 3, 2023, Amedisys entered into a merger agreement with Option Care Health, Inc. (“Option Care Health”) (NASDAQ: OPCH), under which Amedisys and Option Care Health would combine in an all-stock transaction. Under the terms of the merger agreement, Amedisys stockholders would receive 3.0213 shares of Option Care Health common stock for each existing share of Amedisys common stock they hold at the closing of the transaction. Upon closing Amedisys stockholders are expected to own approximately 35.5% of the outstanding shares of the combined company on a fully diluted basis. The transaction is subject to approval by Option Care Health stockholders and Amedisys stockholders, receipt of applicable regulatory approvals, including termination or expiration of the applicable waiting periods under the HSR Act and state insurance approvals, and other customary closing conditions.

Consistent with its fiduciary duties, the Amedisys Board of Directors (the “Board”) consulted with its outside counsel and financial advisor to thoroughly evaluate Optum’s proposal. The Board conducted this evaluation in accordance with the terms of the Company’s merger agreement with Option Care Health.

On May 27, 2023, the Board determined that the unsolicited proposal received from Optum could reasonably be expected to result in an “Amedisys Superior Proposal” as defined in Amedisys’ merger agreement with Option Care Health. As permitted by the terms of Amedisys’ merger agreement with Option Care Health, Amedisys entered into a confidentiality agreement with Optum on May 30, 2023 and is currently engaging in exploratory discussions with Optum with respect to Optum’s proposal.

Amedisys remains bound by the terms of the merger agreement with Option Care Health, and Amedisys’ Board has not determined that Optum’s proposal constitutes a Superior Proposal as defined in the merger agreement with Option Care Health. The merger agreement with Option Care Health does not permit Amedisys to terminate the merger agreement in favor of an alternative transaction, or to enter into any agreements with respect to an alternative transaction, other than a confidentiality agreement. Amedisys notes that there can be no assurance that the discussions with Optum will result in a transaction.

Amedisys stockholders do not need to take any action at this time. The Amedisys Board’s recommendation in favor of the merger agreement with Option Care Health and the merger with Option Care Health continues to be in effect.

No Offer or Solicitation

This communication relates to the proposed merger (the “proposed transaction”) between Option Care Health and Amedisys. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Option Care Health and Amedisys have filed relevant materials with the United States Securities and Exchange Commission (the "SEC"), including an Option Care Health registration statement on Form S-4 that includes a preliminary joint proxy statement of Option Care Health and Amedisys that also constitutes a prospectus of Option Care Health. The registration statement has not been declared effective by the SEC. A definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care Health and Amedisys after the registration statement has been declared effective by the SEC. INVESTORS AND SECURITY HOLDERS OF OPTION CARE HEALTH AND AMEDISYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Option Care Health or Amedisys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Option Care Health are available free of charge on Option Care Health's internet website at https://investors.optioncarehealth.com or by contacting Option Care Health's investor relations department at investor.relations@optioncare.com. Copies of the documents filed with the SEC by Amedisys are available free of charge on Amedisys' internet website at https://investors.amedisys.com or by contacting Amedisys' investor relations department at IR@amedisys.com.

Certain Information Regarding Participants

Option Care Health, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Option Care Health is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. You may obtain these documents free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at Option Care Health or Amedisys as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include projections as to the anticipated benefits of the proposed transaction as well as statements regarding the impact of the proposed transaction on Option Care Health’s and Amedisys’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management's current beliefs, expectations and assumptions regarding the future of Option Care Health’s and Amedisys’ business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care Health’s and Amedisys’ control. Option Care Health’s, Amedisys’ and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care Health or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care Health and Amedisys businesses and (8) the diversion of management's time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care Health’s and Amedisys’ respective filings with the SEC, including the risk factors discussed in Option Care Health’s and Amedisys’ most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the risk factors set forth in the joint proxy statement/prospectus.

Any forward-looking statement made in this communication is based only on information currently available to Option Care Health and Amedisys and speaks only as of the date on which it is made. Option Care Health and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care Health’s and Amedisys’ forward-looking statements.

About Amedisys

Amedisys, Inc. is a leading healthcare at home company delivering personalized home health, hospice and high-acuity care services. Amedisys is focused on delivering the care that is best for our patients, whether that is inpatient hospital, palliative, and skilled nursing facility (“SNF”) care in their homes; home-based recovery and rehabilitation after an operation or injury; care focused on empowering them to manage a chronic disease; or hospice care at the end of life. More than 3,000 hospitals and 102,000 physicians nationwide have chosen Amedisys as a partner in post-acute care. Founded in 1982, headquartered in Baton Rouge, LA with an executive office in Nashville, TN, Amedisys is a publicly held company. With approximately 18,000 employees in 522 care centers in 37 states and the District of Columbia, Amedisys is dedicated to delivering the highest quality of care to the doorsteps of more than 455,000 patients in need every year, performing more than 11.2 million visits annually. For more information about the Company, please visit: www.amedisys.com.

AMEDISYS CONTACT

Nick Muscato

Chief Strategy Officer

(855) 259-2046

IR@amedisys.com

MEDIA CONTACT

Andrew Cole / Emily Claffey / Bridget Nagle

FGS Global

(212) 687- 8080

Amedisys@fgsglobal.com

No Offer or Solicitation

This communication relates to the proposed merger of Uintah Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Option Care Health, Inc., a Delaware corporation ("OPCH") ("Merger Sub") with and into Amedisys (the "proposed transaction"), with Amedisys surviving the Merger as a wholly-owned subsidiary of OPCH, as contemplated by and subject to the satisfaction or waiver of specified conditions in, the Agreement and Plan of Merger by and among Amedisys, OPCH and Merger Sub (the "Merger Agreement"). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Additional Information and Where to Find It

In connection with the proposed transaction, OPCH and Amedisys have filed relevant materials with the United States Securities and Exchange Commission (the "SEC"), including an OPCH registration statement on Form S-4 that includes a preliminary joint proxy statement of OPCH and Amedisys that also constitutes a prospectus of OPCH. The registration statement has not been declared effective by the SEC. A definitive joint proxy statement/prospectus will be mailed to stockholders of OPCH and Amedisys after the registration statement has been declared effective by the SEC. INVESTORS AND SECURITY HOLDERS OF OPCH AND AMEDISYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by OPCH or Amedisys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by OPCH are available free of charge on OPCH's internet website at https://investors.optioncarehealth.com or by contacting OPCH's investor relations department at investor.relations@optioncare.com. Copies of the documents filed with the SEC by Amedisys are available free of charge on Amedisys' internet website at https://investors.amedisys.com or by contacting Amedisys' investor relations department at IR@amedisys.com.

Certain Information Regarding Participants

OPCH, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of OPCH is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. You may obtain these documents free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at OPCH or Amedisys as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar references to future periods. Examples of forward-looking statements include the closing date for the proposed transaction.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management's current beliefs, expectations and assumptions regarding the future of OPCH's and Amedisys's business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of OPCH's and Amedisys's control. OPCH's, Amedisys's and the combined company's actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of OPCH or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the OPCH and Amedisys businesses and (8) the diversion of management's time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in OPCH's and Amedisys's respective filings with the SEC, including the risk factors discussed in OPCH's and Amedisys's most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC, as well as the risk factors in the joint proxy statement/prospectus.

Any forward-looking statement made in this communication is based only on information currently available to OPCH and Amedisys and speaks only as of the date on which it is made. OPCH and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on OPCH's and Amedisys's forward-looking statements.

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